13010947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2013
Washington DC
405

SEC FILE NUMBER
8-047285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pictet Overseas Inc

OFFICIAL USE ONLY
36500
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 de la Gauchetière West, Suite 3100
(No. and Street)

Montréal	Québec	H3B 4W5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edite Das Neves / Mary Zavitsanos 514-350-6234 / 514-350-6232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250, René-Levesque Blvd West, Suite 2800	Montréal	Québec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/2/13

OATH OR AFFIRMATION

I, Edite Das Neves / Mary Zavitsanos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Assistant Vice-President / Senior Vice President

Title

Déodat Lê, Lawer, Québec bar# 194117-8

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Audit attestation to the firm's exemption from SEC Rule 5c3-3, paragraph (k)(2)(i).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pictet Overseas Inc.

Financial Statements
December 31, 2012
(expressed in US dollars)

pwc

February 22, 2013

Independent Auditor's Report

To the Shareholder of
Pictet Overseas Inc.

We have audited the accompanying financial statements of Pictet Overseas Inc. (the "company"), which comprise the balance sheet as at December 31, 2012, and the related statements of earnings, changes in shareholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

pwc

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pictet Overseas Inc. as at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A127593

Pictet Overseas Inc.

Balance Sheet

As at December 31, 2012

(expressed in US dollars)

	2012 $	2011 $
Assets		
Current assets		
Cash and cash equivalents	1,708,609	1,071,906
Short-term deposits	12,900,000	12,900,000
Accounts receivable	692,593	436,731
Prepaid expenses	108,090	117,710
Income taxes recoverable	-	27,463
	15,409,292	14,553,810
Liabilities		
Current liabilities		
Accounts payable and accrued charges	531,883	479,719
Income taxes payable	61,728	-
	593,611	479,719
Shareholder's Equity		
Redeemable preferred shares (note 3)	5,000,000	5,000,000
Common shares (note 3)	5,000,000	5,000,000
Retained earnings	4,815,681	4,074,091
	14,815,681	14,074,091
	15,409,292	14,553,810

Approved by the Board of Directors

______________________ Director ______________________ Director

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2012

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2010	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,535,683	14,535,683
Net earnings for the year	-	-	-	-	-	-	1,038,408	1,038,408
Dividends paid to Class C shares	-	-	-	-	-	-	(1,500,000)	(1,500,000)
Balance as at December 31, 2011	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,074,091	14,074,091
Net earnings for the year	-	-	-	-	-	-	1,491,590	1,491,590
Dividends paid to Class C shares	-	-	-	-	-	-	(750,000)	(750,000)
Balance as at December 31, 2012	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,815,681	14,815,681

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Earnings

For the year ended December 31, 2012

(expressed in US dollars)

	2012 $	2011 $
Revenue		
Commissions (note 4)	5,066,323	5,078,650
Interest	19,909	22,301
Other income	3,654	7,051
	5,089,886	5,108,002
Expenses		
Personnel	837,820	1,281,426
Operating (note 5)	1,705,052	1,844,129
General and administrative (note 6)	590,317	626,820
Interest	4,234	124
	3,137,423	3,752,499
Earnings before income taxes	1,952,463	1,355,503
Provision for income taxes	460,873	317,095
Net earnings for the year	1,491,590	1,038,408

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Cash Flows

For the year ended December 31, 2012

(expressed in US dollars)

	2012 $	2011 $
Cash flows from		
Operating activities		
Net earnings for the year	1,491,590	1,038,408
Changes in non-cash operating working capital items		
Increase in accounts receivable	(255,862)	(338,461)
Decrease in prepaid expenses	9,620	23,682
Decrease in income taxes recoverable	27,463	26,719
Increase in accounts payable and accrued charges	52,164	346,152
Increase in income taxes payable	61,728	-
	(104,887)	58,092
	1,386,703	1,096,500
Investing activities		
Acquisition of short-term deposits	(24,800,000)	(33,400,000)
Redemption of short-term deposits	24,800,000	34,300,000
	-	900,000
Financing activities		
Dividends paid	(750,000)	(1,500,000)
Increase in cash and cash equivalents during the year	636,703	496,500
Cash and cash equivalents – Beginning of year	1,071,906	575,406
Cash and cash equivalents – End of year	1,708,609	1,071,906
Supplementary information		
Interest paid	4,234	124
Income taxes paid	396,272	329,763

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

Pictet Overseas Inc. (the "company") was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. It is a member of an international group of companies whose principal entity is Pictet et Cie. The company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer with the Securities Exchange Commission. The company is also a registered broker-dealer in every US state. The company's business activities include marketing European and North American trade execution services for equities, options and foreign exchange.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under accounting principles generally accepted in the United States of America ("US GAAP").

Revenue recognition

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits less short-term operating loans. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents. Cash and cash equivalents are accounted for at amortized cost.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Foreign currency translation

These financial statements have been prepared in US dollars. Revenues and expenses denominated in a foreign currency are translated at the average rates prevailing during the year. Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date. Gains and losses on foreign exchange are included in the statement of earnings.

(expressed in US dollars)

Management estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Capital stock

Authorized, unlimited as to number
- Class A common shares, voting
- Class B common shares, non-voting
- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

	2012 $	2011 $
2,500,000 Class C preferred shares	2,500,000	2,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	10,000,000	10,000,000

(expressed in US dollars)

4 Commissions

	2012 $	2011 $
Brokerage commissions	4,467,015	4,726,910
Foreign exchange market	599,308	351,740
	5,066,323	5,078,650

5 Operating expenses

	2012 $	2011 $
Stock exchange and related expenses	822,433	914,962
Information services and subscriptions	752,602	746,153
Membership fees	117,468	114,140
Licences and software maintenance	10,965	40,360
Loss on foreign exchange	668	23,890
Referral fees	916	4,624
	1,705,052	1,844,129

6 General and administrative expenses

	2012 $	2011 $
Management fees	447,784	411,876
Travel, meals and entertainment	48,511	126,369
Professional and other fees	45,799	56,835
General office expenses	48,223	31,740
	590,317	626,820

(expressed in US dollars)

7 Related party transactions and balances

All transactions and balances with related parties are with entities under common control of the partners of Pictet et Cie.

The balance sheet includes the following related party balances:

	2012 $	2011 $
Assets		
Cash and cash equivalents	11,161	5,638
Accounts receivable	6,708	-
Liabilities		
Accounts payable and accrued charges	376,783	360,844

The statement of earnings includes the following related party transactions:

	2012 $	2011 $
Revenue		
Commissions	3,881,203	4,134,280
Expenses		
Personnel	803,835	1,240,115
Operating	53,441	56,881
General and administrative	447,784	411,876

Commissions are collected by Pictet et Cie or Pictet Canada L.P. at the settlement date and remitted to the company.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

8 Financial instruments and risk management

Fair value

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

(expressed in US dollars)

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The company's credit risk arises from its short-term deposits, accounts receivable and income taxes recoverable. The maximum exposure of the company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2012 $	2011 $
Short-term deposits	12,900,000	12,900,000
Accounts receivable	692,593	436,731
Income taxes recoverable	-	27,463
Maximum exposure	13,592,593	13,364,194

The company's financial instruments are with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligations to be remote.

As at December 31, 2012 and 2011, there are no amounts receivable in default. As at December 31, 2012, a provision of $15,800 for doubtful accounts has been recorded (2011 – nil).

Liquidity risk

Liquidity risk is the risk that the company will be unable to meet a demand for cash or fund its obligations as they come due. The company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that adequate funds exist to support business strategies and operational growth. All of the short-term deposits are held with a Canadian chartered bank and have maturities of up to 12 months. The company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits for a period of up to 12 months.

The contractual terms to maturity of the financial liabilities owed by the company as at December 31, 2012 are all due within three months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits held with a Canadian chartered bank with maturities of up to 12 months.

(expressed in US dollars)

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the company. The company incurs interest rate risk on its cash and cash equivalents and short-term deposits. The company does not hedge its exposure to interest rate risk as it is minimal.

The following table summarizes the financial instruments and their fair values as at December 31, 2012:

Financial instrument	**Fair value $**	**Interest rate %**
Cash and cash equivalents	1,708,609	-
Short-term deposits	12,900,000	0.14

As at December 31, 2012, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase of $129,000 or a decrease of $18,060 respectively in net earnings.

The following table summarizes the financial instruments and their fair values as at December 31, 2011:

Financial instrument	**Fair value $**	**Interest rate %**
Cash and cash equivalents	1,071,906	-
Short-term deposits	12,900,000	0.17

As at December 31, 2011, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase of $129,000 or a decrease of $21,930 respectively in net earnings.

(expressed in US dollars)

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as at December 31, 2012 are as follows:

	US$	CA$	Other
Cash and cash equivalents	1,542,047	157,621	8,941
Short-term deposits	12,900,000	-	-
Accounts receivable	660,362	32,231	-
Accounts payable and accrued charges	(518,398)	(13,485)	-
Income taxes payable	-	(61,728)	-
	14,584,011	114,639	8,941

Based on the above net exposures as at December 31, 2012 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $5,732 respectively in net earnings.

The significant balances in foreign currencies expressed in equivalent US dollars as at December 31, 2011 are as follows:

	US$	CA$	Other
Cash and cash equivalents	898,034	173,483	389
Short-term deposits	12,900,000	-	-
Accounts receivable	377,969	58,753	9
Accounts payable and accrued charges	(456,160)	(23,559)	-
Income taxes recoverable	-	27,463	-
	13,719,843	236,140	398

Based on the above net exposures as at December 31, 2011 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $11,808 respectively in net earnings.

(expressed in US dollars)

9 Capital management

The company's capital comprises capital stock and retained earnings.

As a member of FINRA, the company is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934. This Rule prescribes, among other things, a minimum net capital of $100,000 and that "aggregate indebtedness" may not exceed 1,500% of "net capital" as those terms are defined by the Act.

The company's management monitors the capital of the company to ensure that it has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the company may issue additional shares or pay out dividends. On a weekly basis, the company documents its monitoring of excess net capital and compares the current balance to the projected capital and prior weeks' amounts.

The company does not hold client funds. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In 2012, the company continued unchanged its 2011 strategy, which was to maintain its excess net capital at substantially greater than the minimum net capital required. As at December 31, 2012, the company's aggregate indebtedness and net capital were $593,611 and $14,010,200 respectively (2011 – $479,719 and $13,483,587 respectively), giving a result of 4.2% (2011 – 3.5%).

pwc

February 22, 2013

Independent Auditor's Report on Supplementary Information

To the Management of
Pictet Overseas Inc.

We have audited the financial statements of Pictet Overseas Inc. as of December 31, 2012 and for the year then ended and our report thereon appears on page 2 of this document. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation of net capital pursuant to Rule 15c3-1 of the U.S. Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation of net capital pursuant to Rule 15c3-1 of the U.S. Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A127593

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

Pictet Overseas Inc.

Schedule of Computation of Net Capital

As at December 31, 2012

(expressed in US dollars)

	2012 $	2011 $
Net Capital		
Capital stock	10,000,000	10,000,000
Retained earnings	4,815,681	4,074,091
	14,815,681	14,074,091
Accounts receivable (non-allowable portion)	687,342	432,038
Prepaid expenses	108,090	117,710
Income taxes recoverable	-	27,463
Haircut on foreign currency	10,049	10,432
Haircut on failed trades	-	2,861
	805,481	590,504
	14,010,200	13,483,587
Aggregate indebtedness		
Accounts payable and accrued charges	531,883	479,719
Income taxes payable	61,728	-
	593,611	479,719
Aggregate indebtedness as a percentage of net capital	4.2%	3.5%

pwc

SEC
Mail Processing
Section

FEB 26 2013

Washington DC
405

February 22, 2013

To the Board of Directors of
Pictet Overseas Inc.

In planning and performing our audit of the financial statements of Pictet Overseas Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11)
2. Determining compliance with the exemptive provisions of Rule 15c3-3
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

pwc

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

pwc

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Professional Accountants

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity
December 31, 2012
(expressed in US dollars)

pwc

February 22, 2013

Independent Auditor's Report

To the Shareholder of
Pictet Overseas Inc.

We have audited the accompanying statement of changes in shareholder's equity of Pictet Overseas Inc. for the year ended December 31, 2012.

Management's responsibility for the statement of changes in shareholder's equity
Management is responsible for the preparation and fair presentation of the statement of changes in shareholder's equity in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of changes in shareholder's equity that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the statement of changes in shareholder's equity based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of changes in shareholder's equity is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of changes in shareholder's equity. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of changes in shareholder's equity, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of changes in shareholder's equity in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of changes in shareholder's equity. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

Opinion
In our opinion, the accompanying statement of changes in shareholder's equity presents fairly, in all material respects, the changes in shareholder's equity of Pictet Overseas Inc. for the year ended December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Other matter
We have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements of Pictet Overseas Inc. as of and for the year ended December 31, 2012, and our report thereon, dated February 22, 2013, expressed an unmodified opinion on those financial statements.

PricewaterhouseCoopers LLP[1]

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[1] CPA auditor, CA, public accountancy permit No. A127593

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2012

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2010	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,535,683	14,535,683
Net earnings for the year	-	-	-	-	-	-	1,038,408	1,038,408
Dividends paid to Class C shares	-	-	-	-	-	-	(1,500,000)	(1,500,000)
Balance as at December 31, 2011	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,074,091	14,074,091
Net earnings for the year	-	-	-	-	-	-	1,491,590	1,491,590
Dividends paid	-	-	-	-	-	-	(750,000)	(750,000)
Balance as at December 31, 2012	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,815,681	14,815,681

pwc

February 22, 2013

To the Shareholder of
Pictet Overseas Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Pictet Overseas Inc. for the year ended December 31, 2012, which were agreed to by Pictet Overseas Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Pictet Overseas Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for Pictet Overseas Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries (payment by swift) and noted no differences

2. Compared the interest and dividend expense adjustment reported in Form SIPC-7 with the interest and dividend expenses reported on the quarterly Form X-17A-5 (FOCUS Line 22/Part IIA Line 13, Code 4075) submitted to the Financial Industry Regulatory Authority for each of the quarters ended March 31, June 30, September 30 and December 31, 2012 and noted no differences

3. Compared the amounts reported on the quarterly Form X-17A-5 submitted to the Financial Industry Regulatory Authority for each of the quarters ended March 31, June 30, September 30 and December 31, 2012, as applicable, with the amounts reported as Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) on Form SIPC-7 for the year ended December 31, 2012 and noted that the amount of revenue on line 2a. of the Determination of "SIPC Net Operating Revenues" and General Assessment was the same

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

pwc

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:

    a) Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2e of the Form SIPC-7 and noted no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Pictet Overseas Inc.'s preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Pictet Overseas Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Professional Accountants